December 15, 2014

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

John Stickel, Staff Attorney

J. Nolan McWilliams, Attorney-Advisor

Re:

Registration Statement on Form S-1

Filed November 17, 2014

File No. 333-200306

Dear Mr. Stickel and Mr. McWilliams:

Below please find our responses to the Staff’s comment letter dated December 8, 2014 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 1, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

Please identify ACAP Financial, Inc. as an underwriter on the prospectus cover page and clarify your disclosure in the plan of distribution section on page 21 that the placement agent is, rather than may be deemed, an underwriter within the meaning of Section 2(a)(11) of the Securities Act.  Please also file the Placement Agent Agreement as an exhibit.

We have identified ACAP Financial, Inc. as an underwriter on the prospectus cover page and revised the Plan of Distribution disclosure as well.  See pages 3 and 22.

Also, we have included the Placement Agent Agreement as Exhibit 10.21.

John Stickel and J. Nolan McWilliams

Securities and Exchange Commission

December 15, 2014

Use of Proceeds, page 20

2.

Please disclose the amount of net proceeds that you currently intend to use for each purpose identified, and quantify how you will allocate the proceeds assuming that you sell 25%, 50%, 75%, and 100% of the securities that you are offering.

We have revised the Use of Proceeds section accordingly.  Please see page 21.

3.

Given the possibility that you will not raise enough to complete construction of the Blue Water Bar & Grill since there is no minimum amount for this best efforts offering, please discuss, to the extent material, the amount of other funds that may be necessary to accomplish the specified purposes for which the proceeds are to be obtained, stating the amounts and sources of such other funds needed for each specified purpose and the sources thereof.  Refer to Instruction 3 of Item 504 of Regulation S-K.

We have expanded the discussion under the Use of Proceeds table to include a discussion about how Blue Water would most likely raise the completion funds necessary should this offering fall short of its objective.  See page 21.

If you have any questions or have additional comments, please do not hesitate to contact me directly at
(512) 772-1542 or scott@bluewaterglobalgroup.com.

Very truly yours,

/s/ J. Scott Sitra

J. Scott Sitra

President and Chief Executive Officer

Blue Water Global Group, Inc.